United States securities and exchange commission logo





                            August 26, 2021

       Yang Chong Yi
       Chief Executive Officer
       Nhale, Inc.
       42 Mott Street
       4th Floor
       New York, NY 10013

                                                        Re: Nhale, Inc.
                                                            Registration
Statement on Form 10-12G
                                                            Filed August 11,
2021
                                                            File No. 000-56324

       Dear Dr. Chong Yi:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Registration Statement on Form 10-12G filed August 11, 2021

       Introductory Comment, page ii

   1. Given that you plan to conduct the majority of your operations in China, please describe what the organizational
structure would entail and whether you may use a variable interest entity structure to
conduct China-based operations. Disclose prominently that your potential
organizational structure, to be developed in connection with your business plan,
                                                        could involve unique
risks to investors. Explain that the entity in which investors may hold their interest may
not be the entity or entities through which the company's
                                                        operations may be
conducted in China. Discuss how this type of corporate structure may affect investors and
the value of their investment, including how and why the contractual arrangements, to the
extent you use them may be less effective than direct ownership and that the company may
incur substantial costs to enforce the terms of the arrangements.
                                                        Disclose the
uncertainties regarding the status of the rights of a holding company with
 Yang Chong Yi
Nhale, Inc.
August 26, 2021
Page 2
         respect to its contractual arrangements with a variable interest entity, its founders and owners and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits. Your disclosure should acknowledge, if true, that Chinese regulatory authorities could disallow your potential structure, which would likely result in a material change in your contemplated operations and/or value of your common stock, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.
2. Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of your contemplated operations in China. Your disclosure should make clear whether these risks could result in a material change in your contemplated operations and/or the value of your common stock or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by the Chinese government, such as those related to the use of variable interest entities and data security
         or anti-monopoly concerns, has or may impact the company   s ability
to conduct its
         business, accept foreign investments, or list on a U.S. or other foreign exchange.
3. Disclose the risks that being based in or having the majority of your contemplated operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and
         the risk that the Chinese government may intervene or influence your contemplated operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your contemplated operations and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
4. Disclose each permission that you or any of your potential or existing subsidiaries are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you or any of your potential or existing subsidiaries are or expect to be covered by permissions requirements from the CSRC, CAC or any other entity that
FirstName LastNameYang Chong Yi
       is required to approve of your contemplated operations, and state affirmatively whether
Comapany    NameNhale,
       you have  receivedInc.
                          all requisite permissions and whether any permissions
have been
       denied.
August 26, 2021 Page 2
FirstName LastName
 Yang Chong Yi
FirstName
Nhale, Inc. LastNameYang Chong Yi
Comapany
August  26, NameNhale,
            2021       Inc.
August
Page 3 26, 2021 Page 3
FirstName LastName
5. Provide a clear description of how cash is and/or will be transferred through your organization if the majority of your operations are based in China. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements, to the extent applicable,
Item 1A. Risk Factors, page 5

6.       Given the Chinese government   s significant oversight and discretion
over the conduct of
         your contemplated business operations in China, please revise to separately highlight the risk that the Chinese government may intervene or influence your contemplated operations at any time, which could result in a material change in your contemplated operations and/or the value of your common stock. Also, given recent statements by the
         Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
7. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant, or will be required to comply, with the regulations or policies that have been issued by the CAC to date.
8. To the extent that you will use a variable interest entity structure to conduct China-based operations, please revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of your VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your shares may decline in value or be worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that may conduct all or substantially all of your operations.
 Yang Chong Yi
FirstName
Nhale, Inc. LastNameYang Chong Yi
Comapany
August  26, NameNhale,
            2021       Inc.
August
Page 4 26, 2021 Page 4
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Brian Fetterolf at 202-551-6613 or Erin Jaskot at 202-551-3442 if you
have any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Rhonda Keaveney